Exhibit 99.4

Fact Sheet

Revenue Growth- Q3 24

	Reported	CC
QoQ growth (%)	-1.2%	-1.0%
YoY growth (%)	0.1%	-1.0%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	Reported	CC
Financial services	27.8	27.5	29.3	(5.2)	(5.9)
Retail	14.6	15.2	14.3	2.0	0.4
Communication	11.4	11.4	12.3	(7.3)	(8.0)
Energy, Utilities, Resources & Services	13.2	12.7	13.0	1.8	0.3
Manufacturing	14.9	14.3	13.3	12.5	10.6
Hi-Tech	7.7	7.8	8.1	(5.0)	(5.1)
Life Sciences	7.6	7.8	7.0	8.2	6.3
Others	2.9	3.3	2.7	5.8	7.0
Total	100.0	100.0	100.0	0.1	(1.0)

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022	Reported	CC
North America	59.0	61.1	62.0	(4.7)	(4.9)
Europe	28.2	26.5	25.8	9.2	5.0
Rest of the world	10.4	9.6	9.8	7.1	7.8
India	2.4	2.8	2.4	(1.9)	(1.0)
Total	100.0	100.0	100.0	0.1	(1.0)

Client Data

	Quarter ended
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022
Number of Clients
Active	1,872	1,884	1,850
Added during the period (gross)	88	100	134
Number of Million dollar clients*
1 Million dollar +	944	951	912
10 Million dollar +	308	312	294
50 Million dollar +	82	80	79
100 Million dollar +	40	39	38
Client contribution to revenues
Top 5 clients	13.4%	13.3%	13.1%
Top 10 clients	20.0%	19.9%	20.5%
Top 25 clients	33.7%	34.1%	35.3%
Days Sales Outstanding*	72	67	68

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022
Effort
Onsite	24.4	24.6	24.5
Offshore	75.6	75.4	75.5
Utilization
Including trainees	81.7	80.4	77.1
Excluding trainees	82.7	81.8	81.7

Employee Metrics

(Nos.)

	Quarter ended
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022
Total employees	322,663	328,764	346,845
S/W professionals	304,590	310,375	329,296
Sales & Support	18,073	18,389	17,549
Voluntary Attrition % (LTM - IT Services)	12.9%	14.6%	24.3%
% of Women Employees	39.3%	39.4%	39.4%

Cash Flow

In US $ million

	Quarter ended
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022
Free cash flow (1)	665	670	576
Consolidated cash and investments (2)	3,903	4,170	3,908

In crore

	Quarter ended
	Dec 31, 2023	Sep 30, 2023	Dec 31, 2022
Free cash flow (1)	5,548	5,536	4,741
Consolidated cash and investments (2)	32,476	34,635	32,330

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2023	Dec 31, 2022	Growth % YoY	Sep 30, 2023	Growth % QoQ
Revenues	4,663	4,659	0.1%	4,718	-1.2%
Cost of sales	3,274	3,230	1.4%	3,271	0.1%
Gross Profit	1,389	1,429	-2.8%	1,447	-4.0%
Operating Expenses:
Selling and marketing expenses	204	196	4.1%	213	-4.2%
Administrative expenses	229	232	-1.3%	234	-2.1%
Total Operating Expenses	433	428	1.2%	447	-3.1%
Operating Profit	956	1,001	-4.5%	1,000	-4.4%
Operating Margin %	20.5	21.5	-1.0%	21.2	-0.7%
Other Income, net(1)	79	84	-6.0%	60	31.7%
Profit before income taxes	1,035	1,085	-4.6%	1,060	-2.4%
Income tax expense	301	285	5.6%	309	-2.6%
Net Profit (before minority interest)	734	800	-8.2%	751	-2.2%
Net Profit (after minority interest)	733	800	-8.3%	751	-2.3%
Basic EPS ($)	0.18	0.19	-7.1%	0.18	-2.3%
Diluted EPS ($)	0.18	0.19	-7.1%	0.18	-2.3%
Dividend Per Share ($)(2)	–	–	–	0.22	–

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2023	Dec 31, 2022	Growth %
Revenues	13,997	13,657	2.5%
Cost of sales	9,755	9,544	2.2%
Gross Profit	4,242	4,113	3.1%
Operating Expenses:
Selling and marketing expenses	633	574	10.3%
Administrative expenses	692	671	3.1%
Total Operating Expenses	1,325	1,245	6.4%
Operating Profit	2,917	2,868	1.7%
Operating Margin %	20.8	21.0	-0.2%
Other Income, net(1)	196	229	-14.4%
Profit before income taxes	3,113	3,097	0.5%
Income tax expense	904	859	5.2%
Net Profit (before minority interest)	2,209	2,238	-1.3%
Net Profit (after minority interest)	2,208	2,237	-1.3%
Basic EPS ($)	0.53	0.53	0.0%
Diluted EPS ($)	0.53	0.53	0.1%
Dividend Per Share ($)(2)	0.22	0.20	9.1%

(1)	Other income is net of Finance Cost
(2)	USD/INR exchange rate of 83.00 considered for Q3’24

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2023	Dec 31, 2022	Growth % YoY	Sep 30, 2023	Growth % QoQ
Revenues	38,821	38,318	1.3%	38,994	-0.4%
Cost of sales	27,253	26,561	2.6%	27,031	0.8%
Gross Profit	11,568	11,757	-1.6%	11,963	-3.3%
Operating Expenses:
Selling and marketing expenses	1,700	1,611	5.5%	1,754	-3.1%
Administrative expenses	1,907	1,904	0.2%	1,935	-1.4%
Total Operating Expenses	3,607	3,515	2.6%	3,689	-2.2%
Operating Profit	7,961	8,242	-3.4%	8,274	-3.8%
Operating Margin %	20.5	21.5	-1.0%	21.2	-0.7%
Other Income, net(1)	658	689	-4.5%	494	33.2%
Profit before income taxes	8,619	8,931	-3.5%	8,768	-1.7%
Income tax expense	2,506	2,345	6.9%	2,553	-1.8%
Net Profit (before minority interest)	6,113	6,586	-7.2%	6,215	-1.6%
Net Profit (after minority interest)	6,106	6,586	-7.3%	6,212	-1.7%
Basic EPS ()	14.76	15.72	-6.1%	15.01	-1.7%
Diluted EPS ()	14.74	15.70	-6.1%	14.99	-1.7%
Dividend Per Share ()	–	–	–	18.00	–

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Dec 31, 2023	Dec 31, 2022	Growth %
Revenues	115,748	109,326	5.9%
Cost of sales	80,666	76,342	5.7%
Gross Profit	35,082	32,984	6.4%
Operating Expenses:
Selling and marketing expenses	5,238	4,591	14.1%
Administrative expenses	5,718	5,365	6.6%
Total Operating Expenses	10,956	9,956	10.0%
Operating Profit	24,126	23,028	4.8%
Operating Margin %	20.8	21.1	-0.3%
Other Income, net(1)	1,622	1,828	-11.3%
Profit before income taxes	25,748	24,856	3.6%
Income tax expense	7,474	6,882	8.6%
Net Profit (before minority interest)	18,274	17,974	1.7%
Net Profit (after minority interest)	18,264	17,967	1.7%
Basic EPS ()	44.13	42.85	3.0%
Diluted EPS ()	44.08	42.79	3.0%
Dividend Per Share ()	18.00	16.50	9.1%

(1)	Other income is net of Finance Cost

As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the nine months ended figures reported in this statement.